Contact

www.linkedin.com/in/hung-nguyen-99590916 (LinkedIn)
www.onskyhealth.com (Company)

Top Skills

System on a Chip (SoC)
Artificial Intelligence (AI)
Medical Devices

Honors-Awards

Inventor of the Year
Inventor of 35 US patents

Hung Nguyen

Executive / Inventor / Entrepreneur / Investor
Milpitas, California, United States

Summary

Experienced Executive, Technologist and serial Entrepreneur with a demonstrated history of working in the semiconductor, AI, IoT and medical device industries. Extensive experiences in development and management in RF, wireless, PLC, Software, Cloud, AI, IoT and Machine Learning systems with over 35 patents. Strong business development and leadership skills, founded and led 2 Startups through successful Merger & Acquisition. Passionate about using AI and machine learning to enable digital health and smart medical devices. Founded OnSky Health and invented the Continuous & Contactless Health Sensor Technology with AI & ML algorithms that can monitor user's vital signs, sleep and apnea without skin contact.
www.onskyhealth.com

Experience

ONSKY HEALTH INTERNATIONAL
CEO & CTO
2021 - Present (1 year)
San Jose, California, United States

OnSky Health International develops general wellness and connected-health solutions with focus in Telehealth and Remote Health Care applications.
Its proprietary Continuous & Contactless Sensor Technology combined with advanced AI & Machine Learning has created innovative and practical solutions for the Aging Population, Patients and People in Homecare and Senior Living communities to achieve better quality of life.
www.onskyhealth.com

OnSky Smart Home
Board Director / Investor
2015 - June 2021 (6 years)
Vietnam

OnSky Smart Home is a solution provider of comprehensive smart home security. OnSky redefines smart home and smart office with its proprietary and breakthrough technologies including Artificial Intelligence (AI), Hybrid-Mesh™

and Cloud-based Security System that optimize security, safety, comfort and energy saving for user's home and family.
www.onskyinc.com

Greenvity Communications, Inc
President & CEO
2011 - 2018 (7 years)
Milpitas, CA

Greenvity Communications is a fabless semiconductor that develops chips for the Internet-of-Things (IoT) focused on Electric Vehicles (EV) supporting HomePlug Green PHY (HPGP) and Combined Charging System (CCS) standards, smart LED lighting, home and building automation, and smart meters. Greenvity is transforming the IoT market with its innovative and patented hybrid communication technology that integrates standard-based powerline communication (PLC) and wireless for robustness and extended range. Greenvity provides customers turn-key solutions from system-on-chips, modules, systems and software to significantly reduce customers' time-to-market and cost of development. www.greenvity.com

Sigma Designs
General Manager & Vice President
2006 - 2010 (4 years)

General Manager & Vice President of Connected Home Division,
General Manager & Vice President of Wireless & Cable Products

Blue7 Communications
President & CEO
2001 - 2005 (4 years)

Founder, Chairman, President & CEO of Blue7, an Ultra Wideband (UWB) company focusing on UWB wireless and UWB over Coax for Audio/Video streaming market and medical devices.

Led Blue7 through a successful acquisition by Sigma Designs in 2006.

NeoMagic
Optical Storage Division
1996 - 2000 (4 years)

Founded and managed the Optical Storage Division. Led the division through a spin-off and acquisition by LSI Logic.

Quantum Corporation
Advanced Read Channel / ASIC development
1990 - 1996 (6 years)

Honored as Inventor of the Year in 1993. Invented and pioneered the Partial Response Maximum Likelihood (PRML) on a single chip for hard disk drive.

IBM
Advanced Mixed-Signal Development
1985 - 1989 (4 years)

Education

University of Southern California
Bachelor of Science, Electrical Engineering

Santa Clara University
Master of Science, Electrical Engineering

Santa Clara University - Leavey School of Business
Executive Business/Management